UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663) filed with the SEC on December 2, 2022.

Reverse Stock Split

On April 27, 2023, Imperial Petroleum Inc. (the “Company”) filed an amendment to its Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value of $0.01 per share. A copy of the amendment is attached hereto as Exhibit 4.1.

Effective as of the opening of trading on April 28, 2023, the Company effected a one-for-fifteen reverse stock split of its shares of common stock. The reverse stock split reduced the number of outstanding shares of the Company’s common stock from approximately 248.1 million to approximately 16.5 million and affected all outstanding shares of common stock. No fractional shares were issued in connection to the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The Company’s outstanding warrants will be proportionately adjusted to increase the exercise price and reduce the number of shares issuable upon exercise in accordance with their terms.

The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y3894J187, and continue to trade on the Nasdaq Capital Market under the symbol “IMPP”.

A copy of the new form of stock certificate for the Company’s post-reverse stock split shares of common stock is attached hereto as Exhibit 4.2.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release dated April 26, 2023 titled “Imperial Petroleum Inc. Announces Reverse Stock Split”.

Repayment of Debt

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release dated April 26, 2023 titled “Imperial Petroleum Inc. Announces the Full Repayment of All Outstanding Loans”, announcing that the Company has repaid early and in full its sole remaining loan with a $16.0 million outstanding balance from Alpha Bank.

EXHIBIT INDEX

4.1	Articles of Amendment to Restated Articles of Incorporation

4.2	Form of Common Stock Certificate

99.1	Imperial Petroleum Inc. Press Release date April 26, 2023, titled “Imperial Petroleum Inc. Announces Reverse Stock Split”

99.2	Imperial Petroleum Inc. Press Release date April 26, 2023, titled “Imperial Petroleum Inc. Announces the Full Repayment of All Outstanding Loans”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2023

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer